Filed pursuant to Rule 433
Registration No. 333-230613
December 3, 2019
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa1 (negative) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series H, due 2050
Principal Amount:	$450,000,000
Maturity:	January 15, 2050
Coupon:	3.45%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2020
Treasury Benchmark:	2.25% due August 15, 2049
Treasury Yield:	2.175%
Reoffer Spread:	T+130 basis points
Yield to Maturity:	3.475%
Price to Public:	99.532% of the principal amount thereof
Transaction Date:	December 3, 2019
Settlement Date:	December 5, 2019 (T+2)
Redemption Terms:
Make-whole call:	Prior to July 15, 2049 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after July 15, 2049 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00108W AK6/US00108WAK62
Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Co-Managers:	BBVA Securities Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.